Exhibit 23.5

The Board of Directors

XPO Logistics, Inc.:

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933, of the reference to our firm under the caption “Experts” and of our report dated September 17, 2012 relating to the combined balance sheets of Kelron Corporate Services Inc. and Kelron Distribution Systems (Cleveland) LLC as at March 31, 2012, March 31, 2011 and April 1, 2010, and the combined statements of operations, retained earnings and cash flows for the years ended March 31, 2012 and March 31, 2011 included in the Registration Statement on Form S-3 (No. 333-176700) and the related Prospectus of XPO Logistics, Inc.

/s/ Zeifmans LLP

August 5, 2013	Chartered Accountants
Toronto, Ontario	Licensed Public Accountants